SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)

                              M&F WORLDWIDE CORP.
                               (Name of issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of class of securities)

                                  739228-10-4
                                (CUSIP number)

                               Barry F. Schwartz
                              35 East 62nd Street
                           New York, New York 10021
                                (212) 572-8600

                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                with a copy to:

                              Alan C. Myers, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               919 Third Avenue
                           New York, New York 10022
                                (212) 735-3000

                                 JULY 31, 1997
                         (Date of event which requires
                           filing of this statement)

               If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).



 CUSIP No. 739228 10 4

 1   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Mafco Holdings Inc.
---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) ( )
                                                                   (b) ( )
---------------------------------------------------------------------------
 3   SEC USE ONLY
---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*
      WC
---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                            ( )
---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
---------------------------------------------------------------------------
                   7  SOLE VOTING POWER

                      0
  NUMBER OF      ----------------------------------------------------------
   SHARES         8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY          8,739,400
     EACH        ----------------------------------------------------------
   REPORTING      9  SOLE DISPOSITIVE POWER
    PERSON
     WITH            0
                 ----------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                     8,739,400
---------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,739,400
---------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            ( )
     CERTAIN SHARES*
---------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      37.8%
---------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

      HC
---------------------------------------------------------------------------
 CUSIP No. 739228 10 4

---------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Mafco Consolidated Holdings Inc.
---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) ( )
                                                                   (b) ( )
---------------------------------------------------------------------------
 3   SEC USE ONLY
---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*
      WC
---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                            ( )
---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
---------------------------------------------------------------------------
                   7  SOLE VOTING POWER

                      0
  NUMBER OF      ----------------------------------------------------------
    SHARES         8  SHARED VOTING POWER
  BENEFICIALLY
   OWNED BY           8,739,400
    EACH         ----------------------------------------------------------
  REPORTING        9  SOLE DISPOSITIVE POWER
   PERSON
    WITH              0
                 ----------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

                      8,739,400
---------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,739,400
---------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            ( )
     CERTAIN SHARES*
---------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      37.8%
---------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

      HC
---------------------------------------------------------------------------


 CUSIP No. 739228 10 4                        P

---------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Mafco Consolidated Group Inc.
---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) ( )
                                                                   (b) ( )

---------------------------------------------------------------------------
 3   SEC USE ONLY
---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*
      WC
---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                            ( )
---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
---------------------------------------------------------------------------
               7  SOLE VOTING POWER

                   0
  NUMBER OF   -------------------------------------------------------------
    SHARES     8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY       8,739,400
    EACH      -------------------------------------------------------------
  REPORTING    9  SOLE DISPOSITIVE POWER
    PERSON
     WITH         0
              -------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                   8,739,400
---------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,739,400
---------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            ( )
     CERTAIN SHARES*
---------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      37.8%
---------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

      HC
---------------------------------------------------------------------------


                    This statement amends and supplements the Statement on Schedule 13D, as amended (the "Schedule 13D"), filed with the Securities and Exchange Commission by Mafco Consolidated Group Inc., a Delaware corporation, Mafco Consolidated Holdings Inc. (formerly C&F (Parent) Holdings Inc.), a Delaware corporation, and Mafco Holdings Inc., a Delaware corporation, in connection with their ownership of shares of common stock, par value $.01 per share, of M&F Worldwide Corp. (formerly Power Control Technologies Inc.), a Delaware corporation. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the
          Schedule 13D.

          Item 1.   Security and Issuer.

                    Item 1 is hereby amended in its entirety to read as follows:

                    "Common Stock, par value $.01 per share (the
                    "M&F Worldwide Common Stock")

                    M&F WORLDWIDE CORP. ("M&F Worldwide")
                    35 East 62nd Street
                    New York, New York  10021

                    On May 15, 1997, Power Control Technologies
          Inc. changed its name to M&F Worldwide Corp."

          Item 2.   Identity and Background.

                    Items 2(a)-2(c) are hereby amended by adding the following at the end thereof:

                    "A restated Schedule I, which includes the identity, business address and occupation or employment information for the directors and executive officers of each of Mafco, Mafco Consolidated Holdings and Mafco Holdings, is attached hereto."

          Item 3.   Source and Amount of Funds or Other
                    Consideration.

                    Item 3 is hereby amended by adding the
          following at the end thereof:

                    "On July 31, 1997, Mafco purchased 300,000 shares of M&F Worldwide Common Stock in the open market for $2.7 million, or $9.00 per share. Mafco paid for such shares out of cash on hand."

          Item 4.   Purpose of Transaction.

                    Item 4 is hereby amended by adding the
          following at the end thereof:

                    "On July 31, 1997, Mafco purchased 300,000 shares of M&F Worldwide Common Stock in the open market. Mafco continuously monitors its investment in M&F Worldwide with a view to determining whether to increase or decrease its ownership in M&F Worldwide. Based upon this review, Mafco determined that it was an appropriate time to increase its investment in M&F Worldwide. The Board of Directors of M&F Worldwide provided the necessary authorization to permit the acquisition of such shares."

          Item 5.   Interest in Securities of the Issuer.

                    Item 5(a) is hereby amended by adding the following at the end thereof:

                    "On July 31, 1997, Mafco purchased 300,000
          shares of M&F Worldwide Common Stock in the open market
          for $2.7 million, or $9.00 per share.   As of July 31,
          1997, there were 20,598,277 shares of M&F Worldwide Common Stock outstanding. Mafco owns of record 6,239,400 shares of M&F Worldwide Common Stock and all of the 20,000 outstanding shares of M&F Worldwide's preferred stock. Giving effect to the conversion of the M&F Worldwide preferred stock owned by Mafco, Mafco beneficially owns 8,739,400 shares of M&F Worldwide Common Stock, representing 37.8% of the shares of M&F Worldwide Common Stock currently outstanding on a fully diluted basis."


                                  SIGNATURES

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

          Dated:  August 1, 1997

                                   MAFCO HOLDINGS INC.
                                   MAFCO CONSOLIDATED HOLDINGS INC.
                                   MAFCO CONSOLIDATED GROUP INC.

                                   By:    /s/ Barry F. Schwartz
                                      Name:   Barry F. Schwartz
                                      Title:  Executive Vice
                                              President


                                 SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS
          OF MAFCO HOLDINGS INC., MAFCO CONSOLIDATED HOLDINGS INC.
                     AND MAFCO CONSOLIDATED GROUP INC.

               The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Mafco Holdings Inc., Mafco Consolidated Holdings Inc. and Mafco Consolidated Group Inc. is set forth below. If no business address is given, the director's or officer's address is Mafco Holdings Inc., 35 East 62nd Street, New York, New York 10021.

                            MAFCO HOLDINGS INC.

     Name and Position
     (if difference from
     Principal Occupation              Present Principal Occupation or
     or Employment)                    Employment and Address

     Ronald O. Perelman                Director, Chairman and
                                       Chief Executive Officer of
                                       Mafco Holdings Inc.

     Donald Drapkin                    Director and Vice Chairman of
                                       Mafco Holdings Inc.

     Irwin Engelman                    Director, Executive Vice
                                       President and Chief Financial
                                       Officer of Mafco Holdings Inc.

     Howard Gittis                     Director and Vice Chairman
                                       of Mafco Holdings Inc.

     Bruce Slovin                      Director and President of
                                       Mafco Holdings Inc.

     Barry F. Schwartz                 Executive Vice President and
                                       General Counsel of Mafco
                                       Holdings Inc.


                      MAFCO CONSOLIDATED HOLDINGS INC.

     Name and Position
     (if difference from               Present Principal Occupation or
     Principal Employment)             Employment and Address

     Ronald O. Perelman                Director, Chairman and
     Director, Chairman                Chief Executive Officer of
     and Chief Executive Officer       Mafco Holdings Inc.

     Howard Gittis                     Director and Vice Chairman
     Director and                      of Mafco Holdings Inc.
     Vice Chairman

     Irwin Engelman                    Director, Executive Vice
     Executive Vice President          President and Chief Financial
     and Chief Financial               Officer of Mafco Holdings Inc.
     Officer

     Barry F. Schwartz                 Executive Vice President and
     Executive Vice President          General Counsel of Mafco
     and General Counsel               Holdings Inc.


                       MAFCO CONSOLIDATED GROUP INC.

     Name and Position
     (if difference from
     Principal Occupation              Present Principal Occupation or
     or Employment)                    Employment and Address

     Ronald O. Perelman                Director, Chairman and
     Director and Chairman             Chief Executive Officer of
                                       Mafco Holdings Inc.

     Howard Gittis                     Director and Vice Chairman
     Director and                      of Mafco Holdings Inc.
     Vice Chairman

     James R. Maher                    President and Chief Executive
                                       Officer

     Irwin Engelman                    Director, Executive Vice
     Executive Vice President          President and Chief Financial
     and Chief Financial               Officer of Mafco Holdings Inc.
     Officer

     Barry F. Schwartz                 Executive Vice President and
     Executive Vice President          General Counsel of Mafco
     and General Counsel               Holdings Inc.